CoStar Group (CSGP)

Shareholder Alert
Voluntary submission by John Chevedden, POB 2673, Redondo Beach, CA 90278
CoStar shareholder since 2019

Please support proposal #5: Manage climate risk through comprehensive science-based targets

To CoStar Shareholders:

I ask shareholders to vote for proposal #5 at the CoStar Group (“CoStar” or “the Company”) shareholder meeting on June 8, 2023. The proposal asks CoStar to issue near and long-term science-based greenhouse gas (GHG) reduction targets aligned with a 1.5°C and outline plans to meet these targets by developing a climate transition plan. Although I offered times to meet with the Company to discuss the proposal, as required by the SEC, CoStar management chose not to engage in dialogue about the concerns raised in the proposal.

To limit warming to 1.5°C and prevent the worst impacts of climate change, emissions must be cut in half by 2030 and reach net zero by 2050. With seven years remaining until 2030, investors require clear information about how companies plan to align with global climate goals and mitigate the material financial risks that climate change poses to their business, investor portfolios, and the global economy.

RESOLUTION

RESOLVED CLAUSE: Shareholders request CoStar Group issue near and long-term science-based GHG reduction targets aligned with the Paris Agreement's ambition to limit global warming temperature rise to 1.5°C and summarize plans to achieve them. The targets should cover the Company’s full range of operational and supply chain emissions.

SUPPORTING STATMENT: In assessing targets, we recommend, at management’s discretion:

•	Consideration of approaches used by advisory groups like SBTi;

•	Develop a transition plan that shows how the Company plans to meet its goals, taking into consideration criteria used by advisory groups and investors like CDP and State Street Global Advisors; and

•	Consideration of supporting targets for renewable energy, energy efficiency, and other measures deemed appropriate.

SUMMARY OF RATIONALE

1.	CoStar’s climate strategy does not align with the Paris Agreement’s ambition to limit global warming to 1.5°C.

2.	Science-based GHG reduction targets and a comprehensive climate transition plan may help CoStar meet forthcoming regulatory requirements.

3.	CoStar remains exposed to climate-related financial risks.

4.	CoStar’s climate strategy does not align with investor expectations.

RATIONALE FOR YES VOTE

1.	CoStar’s climate strategy does not align with the Paris Agreement’s ambition to limit global warming to 1.5°C

While CoStar acknowledges that it faces climate-related risks in its 10-K,1 the Company has not publicly announced any plans to set science-based GHG reduction targets or develop a climate transition plan. The Company suggests in its opposition statement that undergoing the target-setting process would be a distraction, as it is already taking steps to reduce its emissions. The steps the Company has taken to date to improve energy efficiency and procure renewable energy are welcome; however, without science-based GHG targets and a climate transition plan, investors do not have a clear understanding of the scope and level of ambition of the Company’s plan for managing its climate impact and related risks. In its second annual CSR report, CoStar indicates it will be completing CDP’s (formerly the Carbon Disclosure Project) Climate Change Questionnaire this year for the first time. Within the survey, CDP asks whether companies have science-based targets and provides a space to upload a climate transition plan. The Company recently released its first-ever emissions inventory in line with guidance from the GHG Protocol,2 so it is well-prepared to begin the target-setting process. Almost 5,000 companies have set or committed to set targets through the Science Based Targets initiative (SBTi), including peers like Citrix Systems, FactSet Research Systems, Gartner, MSCI, ServiceNow, Splunk, and Workday.3

2.	Science-based GHG reduction targets and a comprehensive climate transition plan will help CoStar meet forthcoming regulatory requirements.

CoStar’s operations in Europe may subject the Company to the European Union’s Corporate Sustainability Reporting Directive (CSRD),4 which will require companies to develop both GHG reduction targets and a transition plan that align with limiting global warming to 1.5°C. This directive could apply to CoStar as early as January 2025 or January 2024 for companies already subject to the EU’s Non-Financial Reporting Directive (NFRD5.￼ Regarding the CSRD, Diligent noted, “While 2024, 2026 and certainly 2029 may seem like a lifetime away on the calendar, the complexity and critical nature of these new disclosures make it imperative to act now.”6

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1 https://www.sec.gov/Archives/edgar/data/1057352/000105735223000030/csgp-20221231.htm#i450746f8b5af40fcb91ebfd3557dc847_19

2 https://www.costargroup.com/docs/librariesprovider3/default-document-library/2023-final-docs/esg-report-2023.pdf?sfvrsn=6dbee5a4_2

3 https://sciencebasedtargets.org/companies-taking-action

4 https://www.ropesgray.com/en/newsroom/alerts/2022/december/eu-corporate-sustainability-reporting-directive-signed-into-law

5 https://www.ropesgray.com/en/newsroom/alerts/2022/december/eu-corporate-sustainability-reporting-directive-signed-into-law

6 https://www.diligent.com/insights/esg/eu-csrd-requirements/

3.	CoStar remains exposed to climate-related financial risks.

CoStar notes in its 10-K that extreme climate-related weather may disrupt its operations, as well as the operations of its suppliers and customers – possibly presenting supply and value chain risks to the company.7 Climate change is expected to cause sea level rise and an increase in natural disasters.8 CoStar’s customers in the real estate industry are particularly vulnerable to the risk of stranded assets due to damage incurred from such events,9 and the associated financial impacts could in turn reduce demand for CoStar’s offerings.

4.	CoStar’s climate strategy does not align with investor expectations.

Investors increasingly expect companies to address climate-related risks through target-setting. Climate Action 100+, an investor-led initiative made up of 700 global investors who are responsible for more than $68 trillion in assets under management, has established the Net Zero Company Benchmark, which asks companies to reduce emissions in line with limiting warming to 1.5°C and undergo robust net-zero transition planning.10 Major investors like BlackRock and State Street have asked companies to align their reporting with the Taskforce for Climate-Related Financial Disclosures (TCFD),11 and State Street has also published its disclosure expectations for climate transition plans.12 CoStar is not currently aligned with any of these frameworks or disclosure expectations.

Please support proposal #5: Manage climate risk through comprehensive science-based targets

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

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7 https://www.sec.gov/Archives/edgar/data/1057352/000105735223000030/csgp-20221231.htm#i450746f8b5af40fcb91ebfd3557dc847_19

8 https://www.usgs.gov/science/science-explorer/climate/coasts-storms-and-sea-level-rise

9 https://www.unepfi.org/themes/climate-change/climate-risks-in-the-real-estate-sector/

10 https://www.climateaction100.org/whos-involved/investors/; https://www.climateaction100.org/news/climate-action-100-releases-the-latest-evolution-of-the-net-zero-company-benchmark/

11 https://www.esgtoday.com/state-street-to-require-companies-to-provide-tcfd-aligned-climate-disclosures/; https://www.blackrock.com/corporate/literature/whitepaper/spotlight-blk-supports-consistent-climate-related-disclosures-urges-global-coordination-june-2022.pdf

12 https://www.ssga.com/library-content/pdfs/asset-stewardship/disclosure-expectations-for-effective-climate-transition-plans.pdf

This is not a solicitation of authority to vote your proxy. Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote by following the procedural instructions provided in the proxy materials.